Exhibit  99.1

Scorpio Tankers Inc. Announces Offer to Exchange Existing Convertible Notes
MONACO, May 10, 2018 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers," or the "Company") announced today that it has entered into separate, privately negotiated agreements with certain holders of its outstanding 2.375% Convertible Senior Notes due 2019 (the "Existing Notes") to exchange approximately $175 million in aggregate principal amount of the Existing Notes for approximately $175 million in aggregate principal amount of new 3.00% Convertible Senior Notes due 2022 (the "Exchange Notes" and such transaction, the "Exchange Offer").
The Exchange Notes will be senior, unsecured obligations of the Company and will bear interest at a rate of 3.00% per year. Interest will be payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Exchange Notes will mature on May 15, 2022, unless earlier converted, redeemed or repurchased in accordance with their terms.
The Exchange Notes are freely convertible at the option of the holder on or after January 1, 2019, and may be converted prior to January 1, 2019 under the circumstances and during the periods specified in the indenture governing the Exchange Notes (the "Indenture"). Upon conversion of the Exchange Notes, holders will receive shares of the Company's common stock.
The conversion rate for the Exchange Notes is initially 250 common shares per $1,000 principal amount of Exchange Notes (equivalent to an initial conversion price of approximately $4.00 per share of the Company's common stock), and is subject to adjustment upon the occurrence of certain events. In addition, holders who convert their Exchange Notes in connection with a make-whole fundamental change (as defined in the Indenture), will, under certain circumstances, be entitled to a make-whole premium in the form of an increase in the applicable conversion rate.
Holders of the Exchange Notes will have the right, at their option, to require the Company to repurchase such holders' notes if the Company undergoes a fundamental change (as defined in the Indenture), at a repurchase price equal to 100% of the principal amount of the Exchange Notes on the fundamental change repurchase date, plus accrued and unpaid interest, if any, up to, but excluding, such repurchase date.
Closing of the Exchange Offer is expected to occur on or about May 14, 2018, subject to customary closing conditions. The Company anticipates $173.5 million in aggregate principal amount of Existing Notes will remain outstanding following closing of the Exchange Offer.
This Exchange Offer is separate and additional to the Company's announcement of new financing initiatives on April 25, 2018, for which the Company expects to make announcements for further individual transactions in the coming weeks.
This press release is neither an offer to sell nor a solicitation of an offer to buy the Exchange Notes, nor shall there be any sale of the Exchange Notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The Exchange Notes and the common shares issuable upon conversion of the Exchange Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act.

About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 2.7 years and time or bareboat charters-in 18 product tankers (two LR2 tankers, nine MR tankers and seven Handymax tankers).
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company's operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. ("NPTI") and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers' filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616